MAINSTAY FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

September 23, 2021

Mr. Mark Cowan
Division of Investment Management, Disclosure Review Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay Funds Trust (the “Registrant”) (SEC File Nos. 333-160918 and 811-22321) relating to MainStay ESG Multi-Asset Allocation Fund (the “Fund”)

Dear Mr. Cowan:

This letter responds to comments provided by you on August 9, 2021 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on June 28, 2021. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Prospectus Comments

Comment 1:  On the front cover of the prospectus, please remember to update the series/class identifiers on EDGAR to reflect the ticker symbols once they are available. See Rule 313 of Regulation S-T.

Response: We have revised the front cover as required.

Comment 2:  Please format the following sentence in bold per Item 3 of Form N-1A:

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Response: We have made the requested revision.

Comment 3:  Please delete the following sentence. The information in the introduction should be specific to the Fund described in the fee table. Otherwise, modify it so it is clear that it includes the Fund and other certain funds that would count within the $50,000 criterion for a discount.

This amount may vary depending on the MainStay Fund in which you invest.

Response: Although this information is not Fund-specific, we believe that it is important for an investor to understand how sales charge discounts work across our fund complex. Therefore, we respectfully decline to make the requested edit.

Comment 4:  Please provide a completed fee table and example to the staff at least 5 days prior to the effective date.

Response: We acknowledge this request. Completed fee and example tables are included in Appendix 1.

Comment 5:  Add a reference to footnote 2 in the Fees and Expenses table for the line item entitled “Acquired (Underlying) Fund Fees and Expenses”.

Response: We have revised the disclosure in response to this comment.

Comment 6:  Add the word “Estimated” to footnote 2 in the Fees and Expenses table.

Response: We have revised the disclosure in response to this comment.

Comment 7:  Revise footnote 3 in the Fees and Expenses table to indicate that there are two agreements.

Response: We respectfully decline to make the requested edit. Although there is more than one waiver, the waivers are all set forth in a single agreement.

Comment 8:  Please confirm to the staff that the contractual waiver/expense reimbursement will remain in effect at least one year from the effective date.

Response: We confirm that the contractual waiver/expense reimbursement will remain in effect for at least one year from the effective date.

Comment 9:  The Fund should more clearly explain its definition of “ESG” and its specific ESG area(s) of focus, including the focus of the Underlying ETFs that the Fund invests in.

Response: We have revised the disclosure in response to this comment.

Comment 10:   Please disclose any criteria as to credit quality, maturity or duration of the Underlying Fixed-Income ETFs.

Response: We have revised the disclosure in response to this comment.

Comment 11:  If true, please indicate that the Underlying Equity ETFs will invest in both growth and value stocks. Also, if true, please disclose that the Underlying Equity ETFs may invest in companies of any market capitalization.

Response: We have revised the disclosure in response to this comment.

Comment 12:  We note that the Fund intends to use one or multiple third-party data/scoring providers. In the principal strategies, please identify the provider or providers that the Fund intends to use, or the primary providers if the Fund intends to use multiple third-party providers.

The disclosure notes that the Fund selects its ETF investments with the use of third-party provider screens for ETFs that explicitly include “consideration of ESG factors” in their strategy. Given how broad the definition of ESG can be, the Fund should more explicitly explain its definition/focus areas of these “ESG factors.” Does this include all ESG area(s) of focus or only certain areas of focus among Environmental, Social, or Governance? Will it use an inclusion or exclusion based approach, or both? Will the ESG factors differ with respect to the Equity ETFs and Fixed Income ETFs, in particular those Fixed Income ETFs that invest significantly in municipal bonds, government sponsored ABS/MBS, or government securities (e.g., US Treasuries)?

Please also explain what is meant by “integral to their investment process”.. Do all the Underlying ETFs have an 80% policy as to one or more ESG areas of focus? Please specify. In addition, please make clear whether its ESG criteria are applied to every investment it makes, or only to some of its investments.

Please summarize this information in the Summary and add additional detail in Item 9.

Response: With respect to naming our third-party data/scoring providers, because we may use multiple providers, which can change over time, we respectfully decline to make the requested edit. With respect to the remainder of the comment, we have revised our disclosure to address the issues raised.

Comment 13:  If third-party generated ESG scores are not available for an Underlying ETF, please explain the Fund’s screening methodology. Will it perform its own independent analysis or will it rule out any Underlying ETFs that do not have a third-party generated score?

Also, please describe the screening criteria and/ or methodology briefly here and in more detail in item 9. What score must be achieved in order to be selected for investment?

Response: We have revised the disclosure to more clearly describe the process employed when considering an Underlying ETF that does not have an ESG score.

Comment 14:  Please also consider including risk disclosure related to the Fund’s use of third-party data providers, since the criteria used by providers can differ significantly or explain to us why such a risk is not appropriate.

Response: We have revised the disclosure in response to this comment.

Comment 15:  Please consider including, if appropriate, ESG tracking error risk, noting that ESG scores and other analysis might be incorrect or only take into account one of many ESG-related components of portfolio companies.

Response: We have revised the disclosure in response to this comment.

Comment 16:  The Exchange Traded Fund (“ETF”) Risk needs to be more fulsome. For example, the disclosure should cover the following risks:

The underlying Funds the Fund invests in, are structured as ETFs and as a result are subject to special risks, including:

Trading in UF Shares on the exchange that the UF trade on may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in UF Shares inadvisable, such as extraordinary market volatility. There can be no assurance that UF Shares will continue to meet the listing requirements of the Exchange. An active trading market for a UF Shares may not be developed or maintained.

If the UF Fund’s Shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the UF Fund’s Shares and could lead to differences between the market price of the UF Shares and the underlying value of those shares.

The market prices of UF Shares will fluctuate in response to changes in NAV and supply and demand for UF Shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that UF Shares may trade at a discount to NAV.

In times of market stress, market makers may step away from their role market making in shares of UF Shares and in executing trades, which can lead to differences between the market value of UF Shares and the UF’s net asset value.

The market price for the UF Shares may deviate from the UF’s net asset value, particularly during times of market stress, with the result that investors may pay significantly more or significantly less for UF Shares than the UF's net asset value, which is reflected in the bid and ask price for UGF shares or in the closing price.

When all or a portion of an UF’'s underlying securities trade in a market that is closed when the market for the UF’s shares is open, there may be changes from the last quote of the closed market and the quote from the UF’s domestic trading day, which could lead to differences between the market value of the UF’s shares and the UF’s net asset value.

In stressed market conditions, the market for the UF’s shares may become less liquid in response to the deteriorating liquidity of the UF’s portfolio. This adverse effect on the liquidity of the UF’s shares may, in turn, lead to differences between the market value of the UF’s shares and the UF’s net asset value.

Response: We have revised the disclosure in response to this comment.

Comment 17:  To the extent the Fund intends to invest significantly in either a single Underlying ETF or significantly exposed to a single industry or economic sector through an Underlying ETF, please disclose in the strategy and disclose the associated principal risks.

Response: Although it is possible that the Fund may from time to time invest more than 25% of its assets in one Underlying ETF, it does not anticipate being significantly exposed to any one ETF, industry or sector. Therefore, we believe that no further edits are necessary.

Comment 18:  In the Debt Securities risk, please add disclosure regarding the impact of the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future on the Fund. Please also discuss the impact to the Fund of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak. If you believe no additional disclosure is required, please explain your basis.

Response: We have revised the disclosure in response to this comment.

Comment 19:  Consider clarifying/disclosing in Item 9 that because the Fund’s ESG criteria may exclude the securities of certain issuers for nonfinancial reasons, the Fund may forgo some market opportunities available to funds that do not use ESG criteria. Also, ESG considerations may be linked to long term rather than short term returns.

Response: We believe that our Item 9 disclosure sufficiently describes the risks associated with ESG investing. Therefore, we respectfully decline to make the requested edit.

Comment 20:  Please include any risk related to BREXIT if appropriate.

Response: Risk disclosure relating to BREXIT is already discussed in the section entitled “More About Investment Strategies and Risks - Geographic Risk.”

Comment 21:  In the Emerging Markets risk, please also consider risks related to market manipulation concerns, limited reliable access to capital, and limitations on the rights and remedies available to the Fund, individually or in combination with other shareholders, with respect to issuers of securities the Fund invests in.

See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: We have revised the disclosure in response to this comment.

Comment 22:  Please disclose in the principal strategy that the Fund will invest in Underlying ETFs that hold Mortgage-Related and Other Asset-Backed Securities. Otherwise, please disclose the associated strategy that gives rise to this principal risk.

Response: We have revised the disclosure in response to this comment.

Comment 23:  Please supplementally inform the staff the broad-based securities market index that will be used to compare performance.

Response: The Fund intends to use S&P 500® Index as its broad-based securities market index.

Comment 24:  In the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives” please include the principal investment strategy disclosure required by Item 9 that serves as the basis for the Summary section. This disclosure must contain detailed disclosure of the Fund’s principal investment strategies and risk in response to each item of item 9.

Response: The Fund describes its principal investment strategies in the Summary section in response to Item 4 of Form N-1A. In response to Item 9 of Form N-1A, the Fund includes the following sentence in the section entitled “More About Investment Strategies and Risks”: “Information about the Fund’s investment objective, principal investment strategies, investment practices and principal risks appears in the summary section for the Fund at the beginning of this Prospectus.” The Registrant confirms that all pertinent information about the Fund’s principal investment strategies is disclosed in response to Item 4 and believes the current approach is sufficient given General Instruction C.3(a) of Form N-1A, which states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant further notes that this approach is consistent across the prospectuses used by the MainStay Group of Funds.

Comment 25:  Please restate the Fund’s 80% policy in the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”.

Response: Information regarding the Fund’s non-fundamental investment policy related to Rule 35d-1 is already disclosed in the Statement of Additional Information under the section entitled “Non-Fundamental Investment Policies Related to Fund Names”. Additionally, information regarding the Fund’s investment strategy is disclosed in the Summary section. We believe that repeating such information in multiple places in the registration statement may cause confusion and increases the possibility for error. Therefore, we respectfully decline to make the requested edits.

Comment 26:  If the Fund will use synthetic investments, please disclose in the Summary. Otherwise, please clarify whether it is only the Underlying ETFs that will make such investments.

Also, if synthetic instruments will be counted towards the Fund’s 80% policy, please disclose that these instruments will be valued at market value when counted towards the Fund’s 80% policy

Response: The Fund does not intend to use synthetic investments at this time. However, we believe that this is important disclosure as the Fund may invest in synthetic investments in the future. Therefore, we respectfully decline to make the requested edit.

Comment 27:  In the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”, you state that in most cases the Underlying ETFs have adopted 35d-1 policies which are non-fundamental and will provide shareholders with at least 60 days’ prior notice of any change in such policy. Please explain what has been done in other cases. Have they adopted fundamental policies?

Response: We respectfully decline to revise this disclosure.  The Underlying ETFs may be affiliated or unaffiliated with the Fund, and the makeup of Underlying ETFs in the Fund’s portfolio may change over time.  Therefore, the Registrant is unable to determine whether any particular Underlying ETF that has adopted a Rule 35d-1 policy will have also adopted a policy to provide shareholders with 60 days’ notice prior to any change in such Rule 35d-1 policy.  However, the Registrant observes that most funds with Rule 35d-1 policies require 60 days’ notice prior to a change rather than requiring shareholder approval, with the exception of funds with names that suggest that they will have distributions that are exempt from federal income tax or from both federal and state income tax.  Based on these factors, the Registrant has disclosed that in most cases the Underlying ETFs that have adopted Rule 35d-1 policies will require 60 days’ prior notice to shareholders before changing such policies.

Comment 28:  In the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”, you state that the investment objectives for the Underlying ETFs may be fundamental and cannot be changed without the approval of a majority of the relevant Underlying ETFs outstanding voting securities or may be non-fundamental.

Please clarify if this for all or only some of Underlying ETFs. If only some, consider the need for this disclosure.

Response: We respectfully decline to revise this disclosure.  As noted above, the Fund may invest in affiliated or unaffiliated ETFs and the Fund’s portfolio may change over time.  Therefore, the Fund is unable to state definitively whether the investment objectives of any of the Underlying ETFs will be fundamental.

Comment 29:  In the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives”, you state that the Fund may invest its net assets in Underlying ETFs that invest in similar securities and count such holdings towards various guideline tests.

Please explain what this means. What are the various guideline tests? Please also disclose here that the Fund will consider the investments of all investment companies in which it invests when determining compliance with its 80% names policy.

Response: We have deleted the disclosure.

Comment 30:  Move the second to last paragraph under the section entitled “More About Investment Strategies and Risks – Investment Policies and Objectives” to the section entitled “More About Investment Strategies and Risks – Principal Risks of the Fund”.

Response: We have made the requested edit.

Comment 31:  In the section entitled “More About Investment Strategies and Risks – Principal Risks of the Fund”, you describe the ESG criteria utilized by the Underlying ETFs. Please include this disclosure in the Summary section as well.

Response: We have made the requested edit.

Comment 32:  There are a number of risks identified in the section entitled “More About Investment Strategies and Risks – Principal Risks of the Fund” that do not appear to be included in the Summary. If investing in the securities associated with these risks is a principal strategy of the Underlying ETFs, please disclose in both Item 4 and Item 9. Also, please summarize these risks in Item 4.

Response: We have revised the “More About Investment Strategies and Risks” section in response to this comment.

Comment 33:  The staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the Fund’s statement of additional information rather than in the Fund’s prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information.

Response: The inclusion of non-principal risks in a subsequent section in the statutory prospectus was something that we developed through discussions and response letters with prior examiners for other Funds within our complex. Therefore, in order to maintain consistency in the disclosure across our Funds we respectfully decline to make the requested changes to this section.

Comment 34:  Please relocate the disclosure on Temporary Defensive Investments to the Item 9(b) disclosure.

Response: We have made the requested edit.

Statement of Additional Information Comments

Comment 1:  A fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund and adviser will consider the investments of these investment companies when determining compliance with the Fund’s concentration policies.

Response: The Registrant and its adviser consider the concentration of affiliated and unaffiliated underlying investment companies when determining the Fund’s compliance with its concentration policies. In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Funds – Investment Companies,” the Registrant includes the following disclosure:

For purposes of determining compliance with a Fund’s policy on concentrating its investments in any one industry, the Funds will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

The Registrant believes the current disclosure addresses the SEC staff’s comment.

Declaration of Trust and By-Laws Comments

Comment 1:  Section 2(a)(iii) of Article VIII of the Registrant’s Amended and Restated Declaration of Trust states the following “[p]rior to the commencement of such derivative action, the complaining Shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself.” Please disclose this provision in an appropriate place in the Fund’s prospectus.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided in Appendix 2.

Comment 2:  Section 2(a)(iv) of Article VIII of the Registrant’s Amended and Restated Declaration of Trust states the following “[a]t least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action.” Please disclose this provision in an appropriate place in the Fund’s prospectus and disclose that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided in Appendix 2.

Comment 3:  Section 2(b) of Article VIII of the Registrant’s Amended and Restated Declaration of Trust states the following:

Demands for derivative action submitted in accordance with the requirements above will be considered by those Trustees who are not deemed to be Interested Persons of the Trust. Within 30 calendar days of the receipt of such demand by the Board of Trustees, those Trustees who are not deemed to be Interested Persons of the Trust will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable. Trustees that are not deemed to be Interested Persons of the Trust are deemed independent for all purposes, including for the purpose of approving or dismissing a derivative action.

Please disclose this provision in an appropriate place in the Fund’s prospectus and disclose that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided in Appendix 2.

Comment 4:  Section 2(b)(ii) of Article VIII of the Registrant’s Amended and Restated Declaration of Trust states the following:

If the demand for derivative action has been considered by the Board of Trustees, and a majority of those Trustees who are not deemed to be Interested Persons of the Trust, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board determine that such a suit should be maintained, then the appropriate officers of the Trust shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Board of Trustees, or the appropriate officers of the Trust, shall inform the complaining Shareholders of any decision reached under this sub-paragraph (ii) in writing within five business days of such decision having been reached.

Please disclose this provision in an appropriate place in the Fund’s prospectus and disclose that this provision does not apply to claims arising under the federal securities laws.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided in Appendix 2.

Comment 5:  Section 8 of Article VIII of the Registrant’s By-Laws addresses the exclusive jurisdiction for all “claims, suits, actions or proceedings” against the Registrant, including “claims, suits, actions or proceedings arising under the Securities Act of 1933.” Please revise Section 8 of Article VIII of the Registrant’s By-Laws by deleting references to the “Securities Act of 1933” and replacing such references with the “federal securities laws.” Please also disclose these provisions in an appropriate place in the Fund’s prospectus. Please also include corresponding risk disclosure in the prospectus.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided in Appendix 2. The Registrant does not view these provisions as a principal or additional risk of investing in the Fund. Nevertheless, the Registrant has added disclosure to the SAI to provide a fuller discussion of the purpose and potential effects of these provisions. The Registrant respectfully declines to make any changes to the By-Laws in response to this comment.

Comment 6:  Section 8 of Article VIII of the Registrant’s By-Laws provides for the waiver of any and all rights to trial by jury in any claim, suit, action or proceeding brought against the Registrant. Please disclose this provision in an appropriate place in the Fund’s prospectus or SAI.

Response: The Registrant has included disclosure in its SAI in response to this comment. The requested disclosure is provided below. The requested disclosure is provided in Appendix 2.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter. In the undersigned’s absence, please contact Brian McGrady at 201-744-3598.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary

Appendix 1

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the MainStay Funds. This amount may vary depending on the MainStay Fund in which you invest. In addition, different financial intermediary firms and financial professionals may impose different sales loads and waivers. More information about these and other discounts or waivers is available from your financial professional, in the "Information on Sales Charges" section starting on page ___ of the Prospectus and Appendix A – Intermediary-Specific Sales Charge Waivers and Discounts, and in the "Alternative Sales Arrangements" section on page ___ of the Statement of Additional Information.

	Class A	Investor Class	Class C	Class I	Class R3	Class R6	SIMPLE Class
Shareholder Fees (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	3.00%	2.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of the original offering price or redemption proceeds)	None [1]	None [1]	1.00%	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees (as an annual percentage of the Fund's average daily net assets)	0.20%	0.20%	0.20%	0.20%	0.20%	0.20%	0.20%
Distribution and/or Service (12b-1) Fees	0.25%	0.25%	1.00%	None	0.50%	None	0.50%
Other Expenses[2]	0.66%	0.66%	0.66] %	0.66%	0.76%	0.46%	0.66%
Acquired (Underlying) Fund Fees and Expenses[2]	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%	0.23%
Total Annual Fund Operating Expenses	1.34%	1.34%	2.09%	1.09%	1.69%	0.89%	1.59%
Waivers / Reimbursements[3]	(0.31)%	0.00%	(0.31)%	(0.31)%	(0.31)%	(0.11)%	(0.31)%
Total Annual Fund Operating Expenses After Waivers / Reimbursements[3]	1.03%	1.34%	1.78%	0.78%	1.38%	0.78%	1.28%

1.  No initial sales charge applies on investments of $250,000 or more (and certain other qualified purchases). However, a contingent deferred sales charge of 0.50% may be imposed on certain redemptions made within 18 months of the date of purchase on shares that were purchased without an initial sales charge.

2. Estimated based on amounts expected to be incurred during the current fiscal year.

3. New York Life Investment Management LLC ("New York Life Investments") has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) for a class do not exceed the following amounts of the Fund's average daily net assets: Class A, 0.80%; Class C, 1.55%; Class I, 0.55%; Class R3, 1.15% and SIMPLE Class, 1.05%. In addition, New York Life Investments will waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class R6 shares do not exceed those of Class I. This agreement will remain in effect until September 30, 2022, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Fund.

Example

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated whether or not you redeem all of your shares at the end of those periods (except as indicated with respect to Class C shares). The Example reflects Class C shares converting into Investor Class shares in years 9-10; expenses could be lower if you are eligible to convert to Class A shares instead. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Expenses After	Class A	Investor	Class C		Class I	Class R3	Class R6	SIMPLE
		Class	Assuming no redemption	Assuming redemption at end of period				Class
1 Year	$ 402	$ 383	$ 181	$ 281	$ 80	$ 140	$ 80	$ 130
3 Years	$ 682	$ 664	$ 625	$ 625	$ 316	$ 502	$ 273	$ 472

Appendix 2

Organizational Documents

MainStay Funds Trust

MainStay Funds Trust’s Declaration of Trust provides that by virtue of becoming a shareholder of MainStay Funds Trust, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Declaration of Trust. However, shareholders should be aware that they generally cannot waive their rights under the federal securities laws notwithstanding any of the provisions of the Declaration of Trust. The Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Board of Trustees. The Declaration of Trust details conditions that must be met with respect to the demand. Following receipt of the demand, the Trustees must be afforded a reasonable amount of time to investigate and consider the demand. The Trustees will be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse MainStay Funds Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. If the demand for derivative action has been considered by the Board of Trustees, and a majority of the Independent Trustees, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of MainStay Funds Trust or the affected Fund or class, as applicable, the complaining shareholders shall be barred from commencing the derivative action. Furthermore, at least 10% of the shareholders of MainStay Funds Trust or the affected Fund or class, applicable, must join in bringing any derivative action. MainStay Funds Trust’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for MainStay Funds Trust also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.

MainStay Funds Trust’s By-Laws require that actions by shareholders against a Fund be brought only in federal courts of the United States or in the Court of Chancery of the State of Delaware, or if such court does not have subject matter jurisdiction thereof, any other count in the State of Delaware with subject matter jurisdiction (the “MainStay Funds Trust’s Exclusive Jurisdictions”), depending on the nature of the action. MainStay Funds Trust’s By-Laws also require that the right to jury trial be waived to the fullest extent permitted by law for any such action. Other investment companies may not be subject to similar restrictions. In addition, the designation of MainStay Funds Trust’s Exclusive Jurisdictions may make it more expensive for a shareholder to bring a suit than if the shareholder was permitted to select another jurisdiction. The designation of MainStay Funds Trust’s Exclusive Jurisdictions and the waiver of jury trials limit a shareholder’s ability to litigate a claim in the jurisdiction and in a manner that may be more favorable to the shareholder.